ADVANCED ADVISOR GROUP, LLC

(A Limited Liability Company)
Cambridge, Minnesota

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67313

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Advanced Advisor Group, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1995 E Rum River Dr S

(No. and Street)

Cambridge   **MN**   **55008**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dorothy Fuller   **763-552-6048**   dorothyf@efsadvisors.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss

(Name – if individual, state last, first, and middle name)

608 Mabry Hood Rd Ste 300	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

910

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dorothy Fuller _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Advanced Advisor Group, LLC _____, as of Deember 31 _____, 2025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: COO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

TABLE OF CONTENTS



RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Advanced Advisors Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Advanced Advisors Group, LLC (the "Company") as of December 31, 2025, and the related statements of income changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary information on page 9 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 9 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as Advanced Advisors Group, LLC's auditor since 2024.
Knoxville, Tennessee
March 26, 2026

Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025

ASSETS

CASH AND CASH EQUIVALENTS	$ 2,398,141
COMMISSIONS RECEIVABLE	278,246
ACCOUNTS RECEIVABLE	23,284
PREPAID INSURANCE	5,030
TOTAL ASSETS	$ 2,704,701

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued commissions	$ 201,913
Related party payables	134
TOTAL LIABILITIES	202,047
MEMBER'S EQUITY	2,502,654
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,704,701

See accompanying notes to financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENT OF INCOME
For the Year Ended December 31, 2025

REVENUES	
Commissions	$ 2,791,394
Asset management fees	95,591
TOTAL REVENUES	2,886,985
EXPENSES	
Agent commissions	1,510,741
Other administrative expenses	428,794
TOTAL EXPENSES	1,939,535
INCOME FROM OPERATIONS	947,450
OTHER INCOME	69,165
NET INCOME	$ 1,016,615

See accompanying notes to financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2025

BALANCE, December 31, 2024	$	2,046,039
Distributions		(560,000)
2025 Net income		1,016,615
BALANCE, December 31, 2025	$	2,502,654

See accompanying notes to financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$ 1,016,615
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	(43,625)
Accounts receivable	28,607
Prepaid insurance	(1,074)
Accounts payable	(4,526)
Accrued commissions	44,045
Related party payables	(11,001)
Net Cash Flows from Operating Activities	1,029,041
Financing	
Distributions	(560,000)
Net Cash Used by Financing Activities	(560,000)
Net Change in Cash and Cash Equivalents	469,041
CASH AND CASH EQUIVALENTS - Beginning of Year	1,929,100
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 2,398,141

See accompanying notes to financial statements.

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)
Notes to the Financial Statements
For the Year Ended December 31, 2025

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Advanced Advisor Group, LLC (the Company), is a Minnesota-based LLC with an infinite life that conducts business as a securities broker-dealer and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company received permission to operate as a member firm with restrictions as outlined in its membership agreement in October 2006. The Company does not and may not acquire, hold or trade securities inventory. It acts solely as a broker of mainly variable annuities, mutual funds and 529 accounts, and as a Registered Investment Advisor for a limited number of accounts.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less. The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivables are unsecured and represent registered representatives' commission revenue. Accounts receivable represent amount due from the registered representatives for expenses paid by the Company and reimbursed by the representatives. The terms are stated in agreements with the company's registered representatives. The Company adheres to Accounting Standards Codification ("ASC") Topic 326, Financial Instruments-Credit Losses, ("ASC 326"). ASC 326 impacts the impairment of model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimated expected credit losses over the entire expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer). The Company has commission revenue streams (including but not limited to, receivables related to brokerage commissions) as impacted by the new guidance. The Company does not believe an allowance is required as of December 31, 2025. The balance in commissions and accounts receivable at December 31, 2025 was $278,246 and $23,284, respectively.

Revenue Recognition and Related Expenses

The company recognizes revenue in accordance with ASU 2014-09. Revenue from contracts with customers and all subsequent amendments collectively known as ASC 606. The company recognizes revenue upon satisfaction of performance obligations by transferring control of goods or services to its customers. The commission is based on a contracted rate multiplied by the amount purchased by the customer.

Commission income is generated each time a customer enters into a buying transaction. The commission is based on a contracted rate multiplied by the amount purchased by the customer. Revenue generated from those transactions are recorded at a point in time and recognized on a trade-date basis. The Company recognizes revenue when the performance obligation is identified and completed, the pricing is agreed upon and the risk and reward of ownership have been transferred to the customer at that time.

Asset management fees are charged quarterly and are based on a percentage of customer's assets under management. Revenue is recognized over time which is usually quarterly. Fee revenue is recognized at a point in time as services provided and performance obligations in that period are completed, which is distinct from the other services.

Concentration of Risk

The Company maintains cash on deposit with federally insured banks. At times, the balances in these accounts may be in excess of federally insured limits. Cash equivalents include investments which are not secured by the Federal Deposit Insurance Corporation (FDIC) but may be insured by the Securities Investor Protection Corporation (SIPC). At times, these investments may be in excess of SIPC limits.

Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations. The company has no uncertain tax positions as income tax expense on the Company's statement of operations.

The Company's federal and state income tax returns for 2022 through 2025 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Fair value should be based on the assumptions market participants would use when pricing an asset. US GAAP establishes a fair value hierarchy that prioritizes investments based on those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets (observable inputs) and the lowest priority to an entity's assumptions (unobservable inputs). The Company groups assets at fair value in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

Level 1   Unadjusted quoted market prices for identical assets or liabilities in active markets as of the measurement date.

Level 2   Other observable inputs, either directly or indirectly, including:
- Quoted prices for similar assets/liabilities in active markets;
- Quoted prices for identical or similar assets in non-active markets;
- Inputs other than quoted prices that are observable for the asset/liability; and,
- Inputs that are derived principally from or corroborated by other observable market data.

Level 3   Unobservable inputs that cannot be corroborated by observable market data

Segment Reporting

The Company follows ASC 280, Segment reporting, including the adoption of the amendments to FASB ASU 2023-07.   The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including the sale of mutual funds, annuities, 529 plans, and investment advisory services.   The Company has identified its President, Kent Schutte, as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the company.   Additionally, the CODM uses the excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.   The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole.   The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Basis of Accounting

The Company maintains its books and records on an accrual basis of accounting using generally accepted accounting principles in the U.S and as required by the U.S Securities & Exchange Commission and FINRA.

NOTE 2 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2025, the net capital ratio was .08 to 1.0 and net capital was $ 2,343,177, per calculation below, which was $ 2,329,706 in excess of its minimum requirement of $13,470.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2025 FOCUS filing.

NOTE 3 - Related Parties

The Company has an expense sharing agreement, most recently updated April 1, 2025, with Educators Financial Services, Inc. (EFS), which is not a registered company, to pay a percentage of shared expenses. EFS is related by common ownership. Shared expenses include items such as software, postage and a percentage of salaries. Shared expenses incurred by the Company were $282,136 for the year ended December 31, 2025. Shared expenses due to EFS were $134 as of December 31, 2025 and included in related party payables.

On occasion, the Company may receive commissions erroneously intended for EFS. These funds are promptly remitted to EFS upon receipt. In 2025 the total of such transactions was $0.

The company leases office space from an affiliate with common ownership, recorded as $22,200 in occupancy expense on the statement of income.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events occurring through March 26, 2026, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

ADVANCED ADVISOR GROUP, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2025

COMPUTATION OF NET CAPITAL

Total member's equity	$	2,502,654
Deductions and/or charges:		
Total non-allowable assets		124,808
Net capital before haircuts on securities positions		2,377,846
Haircuts on securities positions		-34,669
Net capital	$	2,343,177

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	202,047

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (greater of $5,000 or aggregated indebtedness times 6 2/3%)	$	13,470
Excess net capital	$	2,329,706
Net capital less 10% of aggregate indebtedness	$	2,322,972
Ratio: Aggregate indebtedness to net capital		.08 to 1

Advanced Advisor Group, LLC, claimed an exemption from Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073, and as discussed in the Q&A 8 of the related FAQ issues by SEC staff, and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements under SEC Rule 15c3-3, or Schedule III Information Related to Possession or Control Requirements Under SEC Rule 15c3-3.

Advanced Advisor Group, LLC, has no control or possession obligations under SEA Rule 15c(3)-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to Investment Advisory Services, Mutual Funds, Annuities, and 529 Plans



March 26, 2026

To the Member of Advanced Advisors Group, LLC

In connection with our audit of the financial statements and supplemental information of Advanced Advisors Group, LLC (the "Company") for the year ended December 31, 2025, we will issue our report thereon dated March 26, 2026. Professional standards require that we provide you with the following information related to our audit.

<u>Significant and Critical Accounting Policies and Practices</u>

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2025. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its December 31, 2025 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for current expected credit losses, depreciation, concentrations of risk, income taxes and uncertain tax positions, revenue recognition, cash, advertising cost and use of estimates.

<u>Critical Accounting Estimates</u>

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements are described in Note 1 to the financial statements.

<u>Significant Unusual Transactions</u>

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

<u>Related-party Relationships and Transactions</u>

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements and to communicate the results of our evaluation and our conclusions to you. We did not note any potential bias by management in its judgment of amounts and disclosures in the financial statements.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There were no uncorrected misstatements noted during our audit.

Auditors' Report

In connection with the audit of the financial statements, we have provided you a draft of our auditors' report and have discussed with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a disagreement on a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditors' report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule A - Computation of Net Capital under rule 15c3-1 of the SEC that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 2701, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the stockholders and management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC



RM
RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Advanced Advisors Group, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Advanced Advisors Group, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
March 26, 2026



Advancing Your Success

January 31, 2026

Securities and Exchange Commission
100 F Street NE
Washington DC 20549

RE: Advanced Advisor Group's Exemption Report

To Whom It May Concern:

Advanced Advisor Group, LLC, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

Advanced Advisor Group, LLC, has met the identified exemption provisions above throughout this period without exception.

Advanced Advisor Group, LLC

I, Dorothy Fuller, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

CFO

Securities and Investment Advisory Services offered through
Advanced Advisor Group, A Registered Investment Advisor, Member FINRA and SIPC
1995 E Rum River Drive South, Cambridge, MN 55008 • 763-689-9023 • 877.403.2374 • Fax 763.689.3742 • www.advancedadvisor.net



RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Advanced Advisors Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2025. Management of Advanced Advisors Group, LLC. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;

2) Compared the Total Revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
March 26, 2026